AB 4/1/06

06007444

SECURI[illegible] MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Travelers Distribution LLC.** CN MLI Distribution LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Cityplace – 18th Floor
(No. and Street)

Hartford (City) CT (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Petersen 732-326-7339 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Robert Petersen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Travelers Distribution LLC for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 3/1/2006 Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 1st day of March, 2006

Notary Public

DANNETTE BAXTER
Notary Public of New Jersey
My Commission Expires January 9, 2011

TRAVELERS DISTRIBUTION LLC
(SEC. I.D. No. 8-50244)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Travelers Distribution LLC:

We have audited the accompanying statement of financial condition of Travelers Distribution LLC, (the "Company") as of December 31, 2005, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Travelers Distribution LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 1, 2006

TRAVELERS DISTRIBUTION LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS:	
Cash	$ 8,734,097
Receivable from affiliates	4,736,487
Other assets	1,885,492
TOTAL ASSETS	$15,356,076
LIABILITIES AND MEMBER'S CAPITAL:	
LIABILITIES	
Due to affiliate	4,753,782
Total liabilties	4,753,782
MEMBER'S CAPITAL	10,602,294
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$15,356,076

See notes to statement of financial condition.

1. ORGANIZATION

Travelers Distribution LLC (the "Company") is an indirect wholly owned subsidiary of The Travelers Insurance Company ("TIC"), which is an indirect wholly owned subsidiary of MetLife, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc.("NASD").

Effective July 1, 2005, TIC was acquired by MetLife Inc. from Citigroup Inc. in a transaction accounted for using the purchase method.

The Company serves as the principal underwriter and distributor of TIC variable annuities and variable life insurance contracts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation **-** The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statement - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash **-** At December 31, 2005, all cash is on deposit with JPMorgan Chase Bank.

Income Taxes – For federal income tax purposes, the Company is deemed to be a single-member disregarded entity.

Fair Value of Financial Instruments—SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

3. RELATED PARTY TRANSACTIONS

The Company provides wholesaling, underwriting and distribution services to TIC. In addition the Company pays wholesaling commissions to Tower Square Securities, Inc. ("Tower"), an affiliated broker-dealer, for services provided by the affiliate.

Amounts receivable from TIC for Wholesaling Concession and Fees was $4,736,487 at December 31, 2005. Amounts payable to Tower for Wholesaling Commissions was $4,736,487 at December 31, 2005. The Company has an agreement whereby Tower waives its right to receive payment until the Company collects its receivable from TIC.

4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company is require to maintain net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $8,716,802, which was $8,399,883 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.55 to 1 as of December 31, 2005.

* * * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 1, 2006

Travelers Distribution LLC
One Cityplace – 18th Floor
Hartford, CT 06103

Dear Sir or Madam

In planning and performing our audit of the financial statements of Travelers Distribution LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated March 1, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error on fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP